UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-40635

Reunion Neuroscience Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

30 Duncan Street, Lower North Suite
Toronto, Ontario
M5V 2C3
1-833-833-1967
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Financial Statements and Exhibits

Exhibit

99.1	Press Release of the Company, dated August 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reunion Neuroscience Inc.

Date: August 1, 2023	By:	/s/ Edward F. Smith
Name: Edward F. Smith
Title: Chief Financial Officer

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